UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, March 13, 2017

GAL NOTE No. 24/17

ARGENTINE SECURITIES AND EXCHANGE COMMISSION

25 de Mayo 175

Issuers´ Sub-Management Office

Re.:      Material Fact

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR or the “Company”) in compliance with applicable laws and regulations, in order to inform you that, on the date hereof, we received a notice from Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires, “BCBA”) informing us its decision that EDENOR is not longer subject to the provisions of Section 38, paragraph d) of its Listing Rules and Regulations, maintaining its securities trading with Special Warnings, by applying Section 38, paragraphs b) and f) of said Listing Rules and Regulations. This decision is based on the fact that as per the accounting documents filed by the Company for the fiscal year ended December 31, 2016, negative retained earnings are exhausting reserves and 69.65% of adjusted capital stock.

Best regards,

Carlos D. Ariosa

                              Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 16, 2017